SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                _________________
                                    FORM 11-K
                                  ANNUAL REPORT
                        PURSUANT TO SECTION 15(D) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
     (Mark  One):

     ANNUAL  REPORT  PURSUANT TO SECTION 15(d) OF THE SECURITIES
     EXCHANGE ACT OF 1934.  X
                            -

     For  the  fiscal  year  ended  December  31,  2002

                                       OR

     TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934. ____

     For  the  transition  period  from  _____________to  _______________

                          Commission File No. 0-14703

     A. Full title of the plan and the address of the plan, if different from that of the issuer named below: NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan

     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
     NBT  Bancorp  Inc.,  52  South  Broad  Street,  Norwich,  New  York  13815.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN
                       Financial Statements and Schedules
                           December 31, 2002 and 2001
                   (With Independent Auditors' Report Thereon)

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN


                                      INDEX



                                                                            PAGE

Independent Auditors' Report                                                   1

Statements of Net Assets Available for Plan Benefits at December 31, 2002
   and 2001                                                                    3

Statements of Changes in Net Assets Available for Plan Benefits for
   the year ended December 31, 2002 and 2001                                   4

Notes to Financial Statements                                                  5

SCHEDULES

1    Schedule H, Line 4i - Schedule of Assets Held at End of Year             11

2    Schedule H, Line 4j - Schedule of Reportable Transactions                12

                          INDEPENDENT AUDITORS' REPORT


Plan Administrator
NBT Bancorp Inc. 401(k) and Employee
   Stock Ownership Plan:


We have audited the accompanying statements of net assets available for plan benefits of NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan as of December 31, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2002 and 2001 and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


                                               [GRAPHIC OMITTED]
                                                  KPMG LLP



June  20,  2003

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

              Statements of Net Assets Available for Plan Benefits

                           December 31, 2002 and 2001


                    ASSETS                               2002         2001
                                                      -----------  ----------
Cash, held at NBT Bank, N.A.                          $       --    8,751,808
                                                      -----------  ----------
Investments, at fair value:
  Money market funds                                    3,184,961   2,034,887
  Bond mutual funds                                     1,108,318         --
  Common stock of NBT Bancorp Inc.                     22,405,048  17,380,335
  Equity mutual funds                                   9,254,168         --
  Foreign equity mutual funds                           1,379,875   1,298,074
  Participant loans receivable                            646,333     654,858
                                                      -----------  ----------
          Total investments                            37,978,703  21,368,154
                                                      -----------  ----------
  Due from broker                                             --    5,485,316
  Employer contribution receivable                        573,708      34,792
  Participant contribution receivable                      61,918      78,990
  Accrued interest and dividends                              --       10,002
                                                      -----------  ----------
          Total assets                                 38,614,329  35,729,062
  Due to Sponsor                                              --        1,277
                                                      -----------  ----------
          Net assets available for plan benefits      $38,614,329  35,727,785
                                                      ===========  ==========

See accompanying notes to financial statements.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

        Statements of Changes in Net Assets Available for Plan Benefits

                     Years ended December 31, 2002 and 2001


                                                                       2002         2001
                                                                   ------------  -----------
Additions to net assets attributed to:
  Contributions:
    Participants                                                   $ 2,399,111    1,762,675
    Employer                                                         1,340,724      532,204
                                                                   ------------  -----------
          Total contributions                                        3,739,835    2,294,879
                                                                   ------------  -----------
Transfers:
  Transfer from merged FNB Plans (note 1b)                           1,752,242           --
  Transfers from various merged plans (note 1b)                            --    13,732,922
  Transfer from merged CNB Plan (note 1b)                                  --     5,954,554
                                                                   ------------  -----------
          Total transfers from other plans                           1,752,242   19,687,476
                                                                   ------------  -----------
Investment income (loss) :
  Net realized and unrealized gain (loss) on investments (note 3)      181,634   (2,736,635)
  Interest                                                             225,829      156,129
  Dividends                                                          1,035,694      876,365
                                                                   ------------  -----------
          Net investment gain (loss)                                 1,443,157   (1,704,141)
                                                                   ------------  -----------
          Total increase                                             6,935,234   20,278,214
                                                                   ------------  -----------
Deductions from net assets attributed to:
  Distributions                                                     (4,048,690)  (4,145,541)
                                                                   ------------  -----------
          Net increase                                               2,886,544   16,132,673
Net assets available for plan benefits:
  Beginning of year                                                 35,727,785   19,595,112
                                                                   ------------  -----------
  End of year                                                      $38,614,329   35,727,785
                                                                   ============  ===========

See accompanying notes to financial statements.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(1)  DESCRIPTION  OF  PLAN

     The following description of the NBT Bancorp Inc. 401(k) and Employee Stock Ownership Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan agreement or summary plan document for more complete information.

     (a)  GENERAL

          The Plan is a defined contribution plan as defined under Section 401 of the Internal Revenue Code (IRC), sponsored by NBT Bancorp Inc. (the Sponsor). The Sponsor is responsible for administration of the Plan. NBT Bank, N.A. - Trust Division (the Trustee), a wholly owned subsidiary of NBT Bancorp Inc., is the trustee of the Plan. The assets of the Plan are held, administered, and managed in accordance with the terms and conditions of the Trust Agreement, which is considered to be an integral part of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

     (b)  MERGERS

          On  June  1,  2001,  the  Sponsor  completed  the acquisition of First
          National Bancorp, Inc. (FNB). Effective January 1, 2002, FNB's two defined contribution plans, First National Bank of Northern New York Employee Profit Sharing Plan and First National Bank of Northern New York ESOP (collectively referred to herein as the "FNB Plans"), were merged with and into the Plan. All participants in the FNB Plans that became employees of the Sponsor became participants in the Plan. The net assets of FNB Plans, consisting primarily of cash and NBT Bancorp Inc. common stock, were transferred to the Plan's trust on January 2, 2002 and January 3, 2002. Net assets merged into the Plan from the FNB Plans totaled $1,752,242.

          On November 8, 2001, the Sponsor merged with CNB Financial Corp. Effective December 31, 2001, CNB Financial Corp.'s defined contribution plan, the Central National Bank 401(k) Plan (the CNB
          Plan), was merged with and into the Plan. All participants in the CNB Plan that became employees of the Sponsor became participants in the Plan. The net assets of the CNB Plan, consisting primarily of loans, amounts due from broker, and NBT Bancorp Inc. common stock, were transferred to the Plan's trust on January 2, 2002 and January 3, 2002. Net assets merged into the Plan from the CNB Plan totaled
          $5,954,554 on December 31, 2001. While the transfers occurred on January 2, 2002 and January 3, 2002, the Plan recorded this transfer as of December 31, 2001, the effective date of the CNB Plan merger into the Plan.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


          On February 17, 2000, May 5, 2000 and July 1, 2000 the Sponsor merged with Lake Ariel Bancorp, Inc., M. Griffith, Inc. and Pioneer American Holding Company Corp., respectively. All of the acquired companies had separate defined contribution plans. On January 1, 2001, the Pioneer American Bank, N.A. Savings and Investment Plan (Pioneer Plan), the LA Bank, N.A. Profit Sharing/401(k) Plan (LA Plan), the M. Griffith, Inc. 401(k) Plan (M. Griffith Plan) and the Pioneer American Bank, N.A. Employee Stock Ownership Plan (Pioneer ESOP), collectively referred to as the "Merged Plans," were merged into the Plan. All participants in the Merged Plans that became employees of the Sponsor became participants in the Plan. The assets held in the Merged Plans' various trusts that related to participants who became employees of the Sponsor were transferred to the Plan's trust at various dates during the year ended December 31, 2001. Changes in these net assets are included in the Plan's statement of changes in net assets available for plan benefits beginning on the date they were transferred into the Plan. These net assets consisted primarily of loans, cash, and NBT Bancorp Inc. common stock.

          The following represents the net assets transferred to the plan from the Merged Plans during the year ended December 31, 2001:

                            DATE OF FINAL TRANSFER OF   NET ASSETS
          MERGED PLAN        NET ASSETS TO THE PLAN    TRANSFERRED
          ----------------  -------------------------  ------------
          Pioneer Plan      February 1, 2001           $  3,416,744
          LA Plan           June 11, 2001                 3,417,711
          M. Griffith Plan  March 1, 2001                 3,013,864
          Pioneer ESOP      May 3, 2001                   3,884,603
                                                       ------------
                                                       $ 13,732,922
                                                       ============


     (c)  ELIGIBILITY

          All employees over age 21 with at least one year of service and who worked at least 1,000 hours in the Plan year are eligible to participate in the Plan.

     (d)  CONTRIBUTIONS

          Participants make pre-tax contributions in whole percentages up to IRS limitations for any Plan year.

          The Sponsor provides a matching contribution of 100% of each participant's contribution up to 3% of their compensation. In addition, a discretionary amount, determined by the Sponsor's board of directors, may be contributed to the Plan each year. Participants must be actively employed on the last day of the year to share in this contribution, which is allocated to participants based on compensation. During 2002, a discretionary contribution of $545,213 was approved by the Sponsor's board of directors. This amount was paid during 2003. No discretionary contribution was approved by the Sponsor's board of directors during 2001.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (e)  PARTICIPANTS'  ACCOUNTS

          Participants may elect to have their contributions invested among the various funds available to the Plan. All Sponsor contributions to the Plan are invested in the NBT Bancorp Inc. common stock. Each participant's account is credited with the Sponsor's and participant's contributions, plan earnings, and income, expenses, gains, and losses attributable thereto.

     (f)  VESTING

          Participants' contributions and any investment income thereon are always 100% vested. Participants vest in the employer contributions on a straight line basis of 20% for each full year of service up to 100% vesting. Participants are considered 100% vested upon termination due to death, retirement, or permanent disability.

     (g)  PARTICIPANT'S  CLAIMS  UPON  PLAN  TERMINATION

          Although it has not expressed any intention to do so, the Sponsor has the right to discontinue contributions or terminate the Plan at any time subject to Plan provisions. In the event of termination of the Plan, each participant's account would become fully vested.

     (h)  FORFEITURES

          Forfeitures are applied to reduce the amount of subsequent employer contributions otherwise required to be paid. In 2002 and 2001, employer contributions were reduced by $45,431 and $109,138, respectively, from forfeited nonvested accounts. Forfeiture account balances totaled $32,576 at December 31, 2002.

     (i)  PAYMENT  OF  BENEFITS

          Upon normal or early retirement, disability, death, or termination of employment, the value of a participant's account is paid in a single lump sum, as specified by the Plan. Early retirement is allowed upon reaching age 55 and completing 5 years of service.

     (j)  PARTICIPANT  LOANS

          Participants may borrow from their account in amounts ranging from $1,000 to the lesser of $50,000 or 50% of the vested 401(k) account balance (excludes Company contributions invested in NBT Bancorp Inc. common stock). Beginning January 1, 1997, participants are not allowed to borrow from employer contributions made subsequent to that date. Loans, other than loans for the purchase of a primary residence, must be repaid over a period no longer than five years. Loans for the purchase of a primary residence must be repaid over a period no longer than 15 years. Interest is charged at the prime rate plus 1%. Participant loans are treated as a transfer from the participant directed accounts into the loan fund. Principal and interest payments on the loans are allocated to the loan fund and transferred into the participant directed accounts based on the participants' current investment allocation elections.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


     (k)  ADMINISTRATIVE  EXPENSES

          Expenses of operating and administering the Plan are generally borne by the Sponsor. The payment of these expenses is not mandated by the Plan and is done so at the discretion of the Sponsor.

     (l)  VOTING  RIGHTS

          With respect to participant account balances that are invested in shares of the Sponsor's stock, each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised.

     (m)  RISKS  AND  UNCERTAINTIES

          The Plan invests in various types of investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statement of net assets available for benefits.

(2)  SUMMARY  OF  SIGNIFICANT  ACCOUNTING  POLICIES

     (a)  BASIS  OF  PRESENTATION

          The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America on the accrual basis of accounting. Amounts in the prior year's financial statements are reclassified when necessary to conform with the current year's presentation.

     (b)  INVESTMENTS  HELD  IN  TRUST

          Mutual funds and the common stock of the Sponsor are stated at fair value, based on published market quotations. Money market funds are short-term investments carried at cost, which approximates fair value. Loans to participants are carried at the unpaid principal balance, which approximates fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date.

     (c)  USE  OF  ESTIMATES

          The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions that affect the reported amounts of net assets and changes therein. Actual results could differ from those estimates.

                                NBT BANCORP INC.
                            401(K) AND EMPLOYEE STOCK
                                 OWNERSHIP PLAN

                          Notes to Financial Statements

                           December 31, 2002 and 2001


(3)  INVESTMENTS

     Investments that represent 5% or more of the net assets available for plan benefits at December 31, 2002 or 2001 are as follows:

                                                      2002        2001
                                                   ----------  ----------
     Cash and cash equivalents:
       Cash                                        $      --    8,751,808
       Strong Money Market Fund                     3,184,973   2,034,887

     Mutual funds:
       Strong Growth and Income Fund                2,697,056         --
       Strong Large Cap Growth Fund                 2,540,705         --

     Common stock:
       NBT Bancorp Inc.                            22,405,306  17,380,335

     During 2002 and 2001, the Plan's investments (including bought, sold, and held during the year) appreciated (depreciated) in value as follows:

                                                                        YEAR ENDED DECEMBER 31
                                                                      -------------------------
                                                                          2002         2001
                                                                      ------------  -----------
     Investments at fair value as determined by quoted market price:
       Bond mutual funds                                              $    25,149        4,415
       Common stock of NBT Bancorp Inc.                                 3,318,952     (595,762)
       Equity mutual funds                                             (2,673,226)  (1,687,575)
       Foreign equity mutual funds                                       (489,241)    (457,713)
                                                                      ------------  -----------
                                                                      $   181,634   (2,736,635)
                                                                      ============  ===========


(4)  NONPARTICIPANT  DIRECTED  INVESTMENTS

     Information about the investments relating to accumulated nonparticipant directed contributions is as follows:

                                                                      DECEMBER 31
                                                                -----------------------
                                                                   2002         2001
                                                                -----------  ----------
     Discretionary employer accumulated contributions invested
       in NBT common stock                                      $15,508,176  14,615,734
     Nondiscretionary employer accumulated contributions
       invested in NBT common stock                               3,623,194   1,372,996
                                                                -----------  ----------
                                                                $19,131,370  15,988,730
                                                                ===========  ==========

     Information about the significant components of the changes in investments related to accumulated nonparticipant directed contributions for 2002 and 2001 is as follows:

                                                        2002         2001
                                                    ------------  -----------
     Transfers from other plans                     $ 1,390,331    3,623,847
     Contributions and loan repayments                1,015,686      564,817
     Interest and dividends                             806,386      768,151
     Net realized and unrealized depreciation         3,189,643     (131,384)
     Distributions and new loans issued              (3,259,406)  (2,218,798)
                                                    ------------  -----------
                                                    $ 3,142,640    2,606,633
                                                    ============  ===========


(5)  INCOME  TAX  STATUS

     The Internal Revenue Service has determined and informed the Sponsor by a letter dated October 30, 2001, that the Plan and underlying trust, as then designed, were in compliance with the applicable requirements of the Internal Revenue Code and therefore the Plan is exempt from income taxes. Management believes that the Plan is currently being operated in compliance with the applicable requirements of the Internal Revenue Code.

(6)  PARTY-IN-INTEREST  TRANSACTIONS

     Certain Plan investments are shares of NBT Bancorp Inc., the Plan's Sponsor. Therefore, transactions involving those shares are party-in-interest transactions. Additionally, the trustee of the Plan is NBT Bank, N.A. which is a subsidiary of the Sponsor.

                                                                                                         SCHEDULE 1


                                                   NBT BANCORP INC.
                                              401(K) AND EMPLOYEE STOCK
                                                   OWNERSHIP PLAN

                               Schedule H, Line 4i Schedule of Assets Held at End of Year

                                                  December 31, 2002


                                                (c) DESCRIPTION OF INVESTMENT
     (b) IDENTITY OF ISSUER                        INCLUDING MATURITY DATE,
     BOROWER, LESSOR,                           RATE OF INTEREST, COLLATERAL,                          (e) CURRENT
(a)  OR SIMILAR PARTY                               PAR, OR MATURITY VALUE                (d) COST        VALUE
---  -----------------------------------  ------------------------------------------  ---------------  ------------
     Strong Money Market                  Money market fund                           $            **  $  3,184,961
     Strong Corporate Bond Fund           Bond mutual fund, 11,720 shares                          **       117,083
     Strong Government Securities Fund    Bond mutual fund, 88,980 shares                          **       991,235
     Columbia Small Cap Fund 2            Equity mutual fund, 12,177 shares                        **       198,491
     Davis NY Venture Fund                Equity mutual fund, 17,763 shares                        **       371,965
     MFS Mid Cap Growth Fund              Equity mutual fund, 33,781 shares                        **       191,203
     MFS Total Return Fund                Equity mutual fund, 124,486                              **     1,651,928
     Strong Advisor Small Cap Value Fund  Equity mutual fund, 11,216 shares                        **       212,886
     Strong Growth and Income Fund        Equity mutual fund, 170,161 shares                       **     2,697,056
     Strong Large Cap Growth Fund         Equity mutual fund, 153,889 shares                       **     2,540,705
     Strong Opportunity Fund              Equity mutual fund, 3,213 shares                         **        92,218
     Barclays Global Investors Equity
        Index Fund D2                     Equity mutual fund, 165,525                              **     1,297,716
     Janus Worldwide Fund                 Foreign equity mutual fund, 42,947 shares                **     1,379,875
  *  NBT Bancorp Inc.                     Common stock, 1,312,539 shares               *** 18,421,912    22,405,048
  *  Participant loans receivable         Interest rates - 5.25% - 12.14%                          **       646,333
                                                                                                       ------------
                                                                                                       $ 37,978,703
                                                                                                       ============

  *   Party-in-interest.

  **  Cost  omitted  for  these  participant  directed  investments.

  *** Represents cost of NBT Bancorp Inc. common stock for which there is no participant direction as well as NBT Bancorp Inc. common stock for which participants have direction.

See accompanying independent auditors report.

                                                                                                                SCHEDULE 2


                                                      NBT BANCORP INC.
                                                 401(K) AND EMPLOYEE STOCK
                                                      OWNERSHIP PLAN

                                   Schedule H, Line 4j Schedule of Reportable Transactions

                                                Year ended December 31, 2002


                                      (b) DESCRIPTION OF
                                       ASSET (INCLUDING                                           (f) EXPENSE
                                         INTEREST RATE                                             INCURRED
   (a) IDENTITY OF PARTY                 AND MATURITY      (c) PURCHASE   (d) SELLING  (e) LEASE     WITH      (g) COST OF
          INVOLVED                    IN CASE OF A LOAN)       PRICE         PRICE      RENTAL    TRANSACTION     ASSET
------------------------------------  -------------------  -------------  -----------  ---------  -----------  -----------
Series of transactions:

    NBT Bancorp Inc.
        (series of 163 transactions)  Common Stock         $   3,785,846           --         --           --    3,785,846

    NBT Bancorp Inc.
        (series of 294 transactions)  Common Stock                    --    3,558,299         --           --    3,031,932


                                      (h) CURRENT
                                        VALUE OF
                                        ASSET ON    (i) NET
   (A) IDENTITY OF PARTY              TRANSACTIOIN    GAIN
          INVOLVED                        DATE       (LOSS)
------------------------------------  ------------  -------
Series of transactions:

    NBT Bancorp Inc.
        (series of 163 transactions      3,785,846        --

    NBT Bancorp Inc.
        (series of 294 transactions)     3,558,299   526,367

Reportable transactions, for purposes of this schedule are:
(1) A single transaction within the plan year in excess of 5% of the current value of the plan assets at the beginning of the plan year;
(2) Any series of transactions with, or in conjunction with, the same person, involving property other than securities, which amount in the aggregate within the plan year (regardless of the category of asset and the gain or loss on any transaction) to more than 5% of the current value of plan assets at the beginning of the Plan year;
(3) Any transaction within the plan year involving securities of the same issue if within the plan year any series of transactions with respect to such securities amount in the aggregate to more than 5% of the current value of the plan assets at the beginning of the Plan year; and
(4) Any transaction within the plan year with respect to securities with, or in conjunction with, a person if any prior or subsequent single transaction within the plan year with such person, with respect to securities, exceeds 5% of the current value of plan assets at the beginning of the Plan year.


See accompanying independent auditors report.

Exhibits:

23          Consent  of  KPMG  LLP  dated  June  27,  2003.

99 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is furnished, not filed, in accordance with SEC Release Number 33-8212.


                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 27, 2003                 NBT BANCORP INC. 401 (k) AND EMPLOYEE STOCK
                                     OWNERSHIP  PLAN


                                     By: /s/ Thomas R. Delduchetto

                                             Thomas R. Delduchetto
                                             Executive Vice President and
                                             Director of Human Resources and
                                             Member of the 401 (k) Plan
                                             Administrative Committee of the NBT
                                             Bancorp Inc. 401 (k) and Employee
                                             Stock Ownership Plan

================================================================================
                                  EXHIBIT INDEX
Exhibit     Document
-------     --------

23   Consent  of  KPMG  LLP  dated  June  27,  2003.

99 Certification pursuant to Section 906 of the Sarbanes-Oxley Act of 2002. This exhibit is furnished, not filed, in accordance with SEC Release Number 33-8212.